SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of April 29, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





The company received the following letter today:

Barclays Corporate Secretariat
One Churchill Place
London
E14 5HP
Tel: 020 7166 2913
Fax: 020 7166 7665

29 April 2005

The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD



Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 April 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your company of 4.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,740 939 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.


Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.



                              Legal Entity Report

Marconi Corp (New)                                              SEDOL : 3335442

As at 19 April 2005 Barclay PLC, through the legal entities listed below, had a notifiable interest in 8,374,519 ORD GBP0.25 representing 4.01% of the issued share capital of 208,740,939 units.

Legal Entity                                 Holding       Percentage
                                                                Held

Barclays Bank PLC                          2,943,291          1.4100

Barclays Bank Trust Company Ltd                   12           .0001

Barclays Private Bank and Trust Ltd           15,000           .0072

Barclays Global Investors Ltd              2,458,347          1.1777

Barclays Private Bank Ltd                          5           .0001

Barclays Global Investors, N.A.            1,604,007           .7684

Barclays Global Investors Japan
Trust & Banking                              288,381           .1382

Barclays Global Fund Advisors                471,869           .2261

Barclays Life Assurance Co Ltd               188,792           .0904

Gerrard Ltd                                    1,240           .0006

Barclay Global Investors Australia Ltd        35,323           .0169

Barclays Global Investors Japan Ltd           51,656           .0247

Barclay Capital Securities Ltd               316,596           .1517

                        Group Holding      8,374,519          4.0121




                           Registered Holders Report

Marconi Corp (New)                                              SEDOL : 3335442

As at 19 April 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 8,374,519 ORD GBP0.25 representing 4.01% of the issued share capital of 208,740,939 units.

Registered Holder                  Account Designation           Holding

Bank of Ireland                                                  29,767

BARCLAYS CAPITAL NOMINEES LIMI                                  316,596

BARCLAYS CAPITAL NOMINEES LIMI                                2,943,291

BARCLAY CAPITAL SECURITIES LT                                 2,330,126

Barclays Trust Co & Others                                            1

BARCLAYS TRUST CO AS EXEC/ADM                                         5

Barclays Trust Co E99                                                 6

CHASE NOMINEES LTD                    16376                     120,915

Clydesdale Nominees  HGB0125       01001464                      15,000

INVESTORS BANK AND TRUST CO.                                     49,785

INVESTORS BANK AND TRUST CO.                                    282,874

INVESTORS BANK AND TRUST CO.                                  1,062,071

INVESTORS BANK AND TRUST CO.                                      1,167

INVESTORS BANK AND TRUST CO.                                      2,976

INVESTORS BANK AND TRUST CO.                                    419,695

INVESTORS BANK AND TRUST CO.                                     43,200

INVESTORS BANK AND TRUST CO.                                      5,998

JP MORGAN (BGI CUSTODY)               16331                      68,616

JP MORGAN (BGI CUSTODY)               16341                    120,1762

JP MORGAN (BGI CUSTODY)               16400                   2,166,055

JP MORGAN (BGI CUSTODY)               18409                     171,377

JPMORGAN CHASE BANK                                               6,387

JPMorgan Chase Bank                                              14,097

JPMorgan Chase Bank                                                 388

JPMorgan Chase Bank                                               2,082

JPMorgan Chase Bank                                               9,058

JPMorgan Chase Bank                                             110,291



                           Registered Holders Report

Marconi Corp (New)                                              SEDOL : 3335442

As at 05 August 2004 Barclay PLC, through the registered holders listed below, had a notifiable interest in 10,137,342 ORD GBP0.25 representing 5.05% of the issued share capital of 200,584,164 units.

Registered Holder              Account Designation           Holding

JPMorgan Chase Bank                                          1,794

JPMorgan Chase Bank                                         27,856

JPMorgan Chase Bank                                         22,306

JPMorgan Chase Bank                                         28,469

JPMorgan Chase Bank                                         80,974

JPMorgan Chase Bank                                          5,734

JPMorgan Chase Bank                                          1,899

JPMORGAN CHASE BANK                                         35,323

Mellon Trust - Boston & SF                                  30,118

Mitsubishi Trust International                               1,567

R C Greig Nominees Limited a/c     BL1                           7

R C Greig Nominees Limited GP1     GP1                         224

R C Greig Nominees Limited SA1     SA1                       1,009

State Street                                                 3,755

STATE STREET BOSTON                                        149,955

STATE STREET BOSTON                                         17,973

WELLS FARGO SEATTLE - WIRE BAN                               3,677

ZEBAN NOMINEES LIMITED                                           5

                                            Total        8,374,519




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC

                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 29 April 2005